Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, March 25, 2025

To the
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Call Ordinary Shareholders Meeting.

Dear Sirs,
We are writing to inform you that, as of today, the Boards of Directors resolved to call an Ordinary Shareholders' Meeting for April 29, 2025, at 11:00 a.m., on first call, to be held via the Microsoft Teams videoconferencing system.
Yours faithfully,

_____________________________
A. Enrique Pedemonte
Attorney in law
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina
Tel. 4343-7528 Fax 4331-9183